

February 15, 2024

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc.
200 East Randolph Drive
Chicago, IL 60601

      Re: Jones Lang LaSalle Inc.
          Form 10-K for the year ended December 31, 2022
          Response dated December 8, 2023
          File No. 001-13145

Dear Karen Brennan:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 8. Financial Statements and Supplemental Data
Revenue Recognition
Work Dynamics, page 82

1.   We have reviewed your letter dated December 8, 2023. Please remove the adjustment for Gross contract costs from your non-GAAP measures Fee revenue and Fee-based operating expenses. Refer to Regulation G and, for additional guidance, Questions 100.01 and 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction